Mail Stop 4561

December 28, 2007

Mr. Jeffrey I. Dreben
Chief Executive Officer and President
CVF Technologies Corporation
8604 Main Street, Suite 1
Williamsville, NY 14221

> **Re:** **CVF Technologies Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007,**
> **and September 30, 2007**
> **File No. 0-29266**

Dear Mr. Dreben:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Note 1 – Organization and Business Description, page F-12

1. You disclose that you have consolidated Xylodyne because you are the only substantial investor and you also note that this was done in accordance with FIN 46(R). We are unaware of any substantial investor test within FIN 46(R). Please provide us with an analysis that tells us how you determined that Xylodyne was a variable interest entity and how you determined that your company was the

primary beneficiary. In your response please cite the applicable guidance within
FIN 46(R) that supports your conclusions.

Exhibits 31.1 and 31.2

2. We note that your certifications were not filed in the exact form as outlined in
Item 601(b)(31) of Regulation S-B. Some of the discrepancies include replacing
the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3,
and 4; replacing the words "small business issuer" with "registrant" in paragraphs
3, 4, and 5; omitting language in paragraphs 4 and 5; and referring to the incorrect
Exchange Act rules in the introductory language in paragraph 4. Please confirm
to us that you will revise your certifications in all future filings to include the
language as outlined in Item 601(b)(31) of Regulation S-B. This comment also
applies to your Forms 10-QSB for the quarterly periods ended March 31, 2007,
June 30, 2007, and September 30, 2007.

*****

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief